

August 3, 2010

Mr. Ulrich Gottschling
Chief Financial Officer
SRS Labs, Inc.
2909 Daimler Street
Santa Ana, California 92705

> **Re: SRS Labs, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 23, 2010**
> **File No. 0-21123**

Dear Mr. Gottschling:

We have reviewed your letter dated July 9, 2010 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 24, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 26, 2010)

Elements of Company's Compensation Plan, page 23

1.   In response to prior comment 11, we note your undertaking to provide compensation data on an individual basis in future filings. We further note your assertion that there was only slight variation in the amount of increase for each NEO. However, where there was a change in compensation, you have not explained how the increase was determined or how the level of performance in these areas impacted actual compensation awards in 2009. We note, for example, that your Compensation Committee determined to (i) target merit bonuses at 10% of base salary, (ii) increase base salary by 8% (other than for the CEO and CTO), (iii) target participation in the Profit Sharing and Bonus Plan at 12% of

base salary, and (iv) grant options to purchase 30,000 shares to each of your executive officers. Your discussion regarding each of these elements of compensation should provide a substantive analysis in support of these specific payout amounts. Please confirm your understanding.

2.   In response to prior comment 13, you indicate that compensation elements were examined both individually and collectively to ensure, among other things, that total compensation packages were "appropriate, fair among the NEOs and competitive in the market." However, you did not provide an analysis describing how the Compensation Committee's evaluation of each compensation component impacted decisions regarding the other elements of compensation. Please tell us specifically whether any one compensation element affected decisions regarding any other element of compensation and, if so, how. Please provide appropriate disclosure in future filings, as applicable.

3.   We note your response to prior comment 14. Although you indicate that MBO scores do not directly translate into a numerical compensation entitlement and that they are one of several factors considered in determining compensation, we would nevertheless expect your disclosure to include a materially complete discussion of the 2009 performance objectives for each named executive officer as well as an analysis regarding how the achievement or non-achievement of those goals by each of your named executive officers impacted actual compensation for 2009. Please confirm your understanding and provide appropriate disclosure in your future filings.

Profit Sharing and Bonus Plan, page 24

4.   In response to prior comment 15, you represent that payments pursuant to the Profit Sharing and Bonus Plan were the only compensation component for which the Compensation Committee exercised discretion. Yet, in response to prior comment 14 you indicate that the MBOs are "just one of the tools that assists the CEO in analyzing and fairly establishing the discretionary component of each NEO's compensation." Please clarify to what extent discretion was used in determining each element of compensation awarded to your named executive officers for 2009.

Employment Contracts and Termination of Employment and Change of Control Arrangements, page 27

5.   Your response to prior comment 16 does not appear responsive to our comment. As previously requested, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements described on page 27 and the change in control protection plan described on page 28. In addition, quantify the estimated payments and benefits that would be provided in each covered circumstance under the employment agreements described on page 27. See Item 402(j)(2) and (3) of

Regulation S-K. With respect to our request regarding quantification, we refer you to Instruction 1 to Item 402(j) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions and Director Independence, (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 26, 2010)

Transactions with Management and Others, page 32

6.   In response to prior comment 18, you indicate that no formal policy with respect to related party transactions exists. Please tell us how and on what basis the audit committee reviews and approves related party transactions and how your disclosure complies with Item 404(b) of Regulation S-K.

Financial Statements

Note 5. Income Taxes, page 44

7.   We note your response to prior comment 21. Please tell us more about the nature of the foreign withholding taxes, why they are withheld and tell us if the foreign withholding taxes are based on income or revenues. If they are based on revenues, please tell us how you have considered the provisions of ASC 740-10-15-3 in classifying these expenses as income tax expense.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-3548, Maryse Mills-Apenteng, Special Counsel, at (202) 551-3730 or me at (202) 551-3730 with any other questions.

Sincerely,

Stephen Krikorian
Accounting Branch Chief